United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009

 Registration Statement File No. 0-29901

April 7, 2010

Ladies and Gentlemen,

This letter is being written as confirmation that we have spoken with your staff member, Attorney Susann Reilly, regarding our response to your comment letter dated April 2, 2010, and she has confirmed that we have until April 23, 2010 to respond to such comment letter.

In addition, we are providing, in writing, a statement acknowledging that:

Cavitation Technologies, Inc. (also known as the “Company) is responsible for the adequacy and accuracy of the disclosure in its filings.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CAVITATION TECHNOLOGIES, INC.

By:	/s/ Roman Gordon
Chief Executive Officer